UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                                 Tejon Ranch Co.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    879080109
                                 (CUSIP Number)


     Martin J. Whitman, 767 Third Avenue, New York, NY 10017, (212)888-6685 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  July 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  879080109                                                Page 2 of 22

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
         Third Avenue Value Fund

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ X ]
                                                                      (b)  [   ]

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         WC

  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [   ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                 7      SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY                   0
           OWNED BY
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING                     0
           PERSON
            WITH                10      SHARED DISPOSITIVE POWER
                                        0

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,045,508

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [   ]


 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24%

 14      TYPE OF REPORTING PERSON*
         IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  879010109                                                Page 3 of 22

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
         Third Avenue Small-Cap Value Fund

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ X ]
                                                                      (b)  [   ]
  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         WC

  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [   ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                 7      SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY                   0
           OWNED BY
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        0

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         200,000

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [   ]

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%

 14      TYPE OF REPORTING PERSON*
         IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  879080109                                                Page 4 of 22

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
         EQSF Advisers, Inc.

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ X ]
                                                                      (b)  [   ]

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         NA

  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [   ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                 7      SOLE VOTING POWER
                                        3,245,508
          NUMBER OF
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY                   0
           OWNED BY
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING                     3,245,508
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        0

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,245,508

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [   ]

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.6%

 14      TYPE OF REPORTING PERSON*
         IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  879080109                                                Page 5 of 22

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
         Martin J. Whitman

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [   ]
                                                                      (b)  [   ]

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         NA

  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [   ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                                 7      SOLE VOTING POWER
                                        0
          NUMBER OF
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY                   0
           OWNED BY
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING                     0
            PERSON
             WITH               10      SHARED DISPOSITIVE POWER
                                        0

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [   ]

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


 14      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

                  This statement relates to the Common Stock, par value $0.50, of Tejon Ranch Co. (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 1000, Lebec, CA 93243.

Item 2.           Identity and Background

                  The persons filing this statement are Third Avenue Value Fund, a series of Third Avenue Trust, a Delaware business trust ("TAVF"), Third Avenue Small-Cap Value Fund, a series of Third Avenue Trust, a Delaware business trust ("Small-Cap Value"), EQSF Advisers, Inc., a New York corporation ("EQSF"), and Martin J. Whitman, all having their principal place of business at 767 Third Avenue, New York, New York 10017 (TAVF, Small-Cap Value, EQSF and Mr. Whitman are hereinafter collectively referred to as "Registrants").

                  TAVF and Small-Cap Value are investment companies registered under the Investment Company Act of 1940. EQSF is an investment adviser registered under the Investment Advisers Act of 1940 and provides investment advisory services to TAVF and Small-Cap Value. Mr. Whitman, a United States citizen, is the Chairman of the Board and President of TAVF, Small-Cap Value and EQSF and controls (through ownership and an irrevocable proxy) a majority of the outstanding shares of EQSF common stock. Mr. Whitman is also Chairman of the Board and Chief Executive Officer of Danielson Holding Corporation, a Delaware corporation and an insurance holding company ("DHC"), and M.J. Whitman, Inc., a New York corporation and a registered broker-dealer ("MJW"), both of which have their principal place of business at 767 Third Avenue, New York, NY 10017.

                  Mr. David M. Barse is the Executive Vice President of TAVF, Small-Cap Value and EQSF, a director of EQSF and the President and Chief Operating Officer and a director of DHC and MJW. Michael Carney is the Treasurer and Chief Financial Officer of TAVF, Small-Cap Value, EQSF, DHC and MJW. Ian M. Kirschner is the Secretary and General Counsel of TAVF, Small-Cap Value, EQSF, DHC and MJW. Barbara Whitman is a registered representative at MJW and a director of EQSF. The principal place of business of each of the foregoing is 767 Third Avenue, New York, New York 10017.

                  The name, position and business address of each trustee (other than Mr. Whitman) of TAVF and Small-Cap Value is as follows:

Name                  Position                         Business Address
Phyllis W. Beck       Assosciate Judge                 Superior Court of Pennsylvania
                                                       GSB Building, Suite 800
                                                       One Belmont Ave.
                                                       Bala Cynwyd, PA 19004-1611

Tibor Fabian          Financial & Organizational       44 W. 62nd St., Apt. 19B
                      Consultant                       New York, NY 10023

Gerald Hellerman      Financial & Corporate            Hellerman Associates
                      Consultant                       10965 Eight Bells Lane
                                                       Columbia, MD 21044

Marvin Moser, M.D.    Clinical Professor of Medicine   13 Murray Hill Rd.
                                                       Scarsdale, NY 10583

Myron M. Sheinfeld    Attorney                         Sheinfeld, Maley & Kay
                                                       1001 Fannin, Suite 3700
                                                       Houston, TX 77002

Martin Shubik         Professor of Mathematical        Yale University
                      and Institutional Economics      Dept. of Economics
                                                       Box 2125, Yale Station
                                                       New Haven, CT 06520

Charles C. Walden     Chief Investment Officer         Knights of Columbus
                                                       1 Columbus Plaza
                                                       New Haven, CT 06510


                  None of the Registrants nor any executive officer or director of TAVF, Small-Cap Value or EQSF has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  The aggregate purchase price of the 3,045,508 shares of the Issuer purchased by TAVF was $41,114,358. The aggregate purchase price of the 200,000 shares of the Issuer purchased by Small-Cap Value was $2,700,000. All of such shares were paid for with the respective working capital of TAVF and Small-Cap Value.

Item 4.  Purpose of Transaction

                  The Registrants have acquired their shares for investment purposes and not with a view to acquiring control of the Issuer. The Registrants intend to discuss further with the Issuer questions of Board of Directors representation.

Item 5.  Interest in Securities of the Issuer

                  TAVF is the beneficial owner of 3,045,508 shares of the Issuer, which constitutes approximately 24% of the outstanding shares of the Issuer based on the number of such shares outstanding according to the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 1997. Small-Cap Value is the beneficial owner of 200,000 shares of the Issuer, which constitutes approximately 1.6% of the outstanding shares of the Issuer. As the investment adviser to TAVF and Small-Cap Value, EQSF has the sole power to vote and to direct the disposition of the shares of the Issuer and thus can be deemed to beneficially own 3,245,508 shares of the Issuer, which constitutes 25.6% of the outstanding shares of the Issuer. Mr. Whitman may be deemed to have beneficial ownership of the shares of the Issuer beneficially owned by EQSF by reason of his control of EQSF. Mr. Whitman disclaims beneficial ownership of such shares for all other purposes.

                  The shares of the Issuer reported on in this statement were acquired on July 17, 1997 for a purchase price of $13.50 per share, pursuant to privately negotiated Stock Purchase and Sale Agreements between Third Avenue Trust and The Times Mirror Company (with respect to 2,195,508 shares) and The Times Mirror Foundation (with respect to 1,050,000 shares).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  EQSF has the right to vote the shares of the Issuer reported on in this statement and to direct the disposition of such shares pursuant to its Investment Advisory Agreement with each of TAVF and Small-Cap Value.

Item 7.  Material to Be Filed as Exhibits

                  1.  Joint Filing Agreement dated July 23, 1997.

                  2. Investment Advisory Agreements between EQSF and TAVF and Small-Cap Value, respectively.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 23, 1997
   Date
                                        Third Avenue Trust, on behalf of the
                                        Third Avenue Value Fund series


                                        By:   /s/ MARTIN J. WHITMAN
                                           Name:  Martin J. Whitman
                                           Title: Chairman, President and
                                                  Chief Executive Officer


                                        Third Avenue Trust, on behalf of the
                                        Third Avenue Small-Cap Value Fund series


                                        By:   /s/ MARTIN J. WHITMAN
                                           Name:  Martin J. Whitman
                                           Title: Chairman, President and
                                                  Chief Executive Officer


                                        EQSF Advisers, Inc.



                                        By:   /s/ MARTIN J. WHITMAN
                                           Name:  Martin J. Whitman
                                           Title: Chairman, President and
                                                  Chief Executive Officer




                                        /s/ MARTIN J. WHITMAN
                                        Martin J. Whitman